UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MEADE INSTRUMENTS CORP.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

583062203

(CUSIP Number)

Wapiti Capital Partners, L.P.

1 Stirrup Drive

Old Brookville, NY 11545

(646) 734-6657

 (Name, address and telephone number of person

authorized to receive notices and communications)

- with a copy to -

Jeffrey L. Wasserman, Esq.

Sills Cummis & Gross P.C.

One Riverfront Plaza

Newark, New Jersey 07102

(973) 643-7000

June 2, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.   

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO 583062203	Page 2 of 8

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wapiti Capital Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 74,213
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,213
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,213
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% **
14		TYPE OF REPORTING PERSON PN

**

This percentage is based on an aggregate of 1,167,267 shares of the Issuer’s Common Stock outstanding as of May 27, 2011 as reported in the Issuer’s Form 10-K for the fiscal year ended February 28, 2011.

SCHEDULE 13D

CUSIP NO 583062203	Page 3 of 8

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wapiti Capital Investment Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (Wapiti Capital Partners, L.P.)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 74,213 *
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,213 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,213 *
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% **
14		TYPE OF REPORTING PERSON OO

*

Pursuant to Rule 13d-4, Wapiti Capital Investment Management disclaims beneficial ownership of these shares.

**

This percentage is based on an aggregate of 1,167,267 shares of the Issuer’s Common Stock outstanding as of May 27, 2011 as reported in the Issuer’s Form 10-K for the fiscal year ended February 28, 2011.

SCHEDULE 13D

CUSIP NO 583062203	Page 4 of 8

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance Laifer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (Wapiti Capital Partners, L.P.)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 74,213 *
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,213 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,213 *
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% **
14		TYPE OF REPORTING PERSON IN

*

Pursuant to Rule 13d-4, Mr. Laifer disclaims beneficial ownership of these shares.

**

This percentage is based on an aggregate of 1,167,267 shares of the Issuer’s Common Stock outstanding as of May 27, 2011 as reported in the Issuer’s Form 10-K for the fiscal year ended February 28, 2011.

Item 1.

Security and Issuer

This Schedule 13D relates to the common stock, $.01 par value per share (the “Common Stock”) of Meade Instruments Corp., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 27 Hubble, Irvine, California 92618.

Item 2.

Identity and Background

(a) – (c)  This Schedule 13D is being filed by Wapiti Capital Partners, L.P., a Delaware limited partnership (“Wapiti”), Wapiti Capital Investment Management, LLC, a Delaware limited liability company (the “General Partner”), and Lance Laifer, the managing member of the General Partner.

The principal business as well as the principal office of Wapiti and the General Partner is at 1 Stirrup Drive, Old Brookville, New York 11545.  As its principal business, Wapiti seeks long-term appreciation of investors’ capital through transactions in a portfolio consisting primarily of equity securities of publically traded U.S. companies.  The General Partner is responsible for the management of the business and affairs of Wapiti.  Mr. Laifer is the managing member of the General Partner.  He resides at 1 Stirrup Drive, Old Brookville, New York 11545.

(d)  During the last five years, none of Wapiti, the General Partner or Mr. Laifer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of Wapiti, the General Partner or Mr. Laifer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Laifer is a United States citizen.

Item 3.

Source and Amount of Funds or Other Consideration

Wapiti purchased the 74,213 shares of Common Stock in the open market for the aggregate net purchase price of approximately $269,245.  An itemized breakdown of the daily transactions during the past sixty days is more fully set forth in Item 5 below. The source of funds for the payment by Wapiti for such Common Stock was the working capital of Wapiti.

Item 4.

Purpose of Transaction

On June 2, 2011, Wapiti acquired Common Stock of the Issuer sufficient to result in Wapiti having beneficial ownership in excess of 5% of the Issuer’s outstanding Common Stock based on an aggregate of 1,167,267 shares of the Issuer’s Common Stock outstanding as of May 27, 2011 as reported in the Issuer’s Form 10-K for the period ended February 28, 2011.  At the time that Wapiti exceeded the 5% threshold, Wapiti had acquired the shares of Common Stock owned by Wapiti for investment purposes, and none of Wapiti, the General Partner or Mr. Laifer had, or as of the date hereof has, any plans or proposals which relate to or would result in any of the following (although each reserves the right to develop such plans or proposals):  (i) the acquisition by any person (other than Wapiti) of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer‘s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any actions similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)  Wapiti is the record owner of 74,213  shares of Common Stock of the Issuer, representing approximately 6.4% of the Issuer’s outstanding Common Stock based on an aggregate of 1,167,267 shares of the Issuer’s Common Stock outstanding as of May 27, 2011 as reported in the Issuer’s Form 10-K for the period ended February 28, 2011.  The General Partner, which is responsible for the management of Wapiti, and Mr. Laifer, as the managing member of the General Partner, in which capacity he has voting and/or investment power over the shares of Common Stock held by Wapiti, may each be deemed to beneficially own the shares of Common Stock held by Wapiti.  Pursuant to Rule 13d-4, the General Partner and Mr. Laifer each disclaims beneficial ownership of the 74,213 shares of Common Stock of the Issuer held by Wapiti.

(b)  Wapiti, as the record owner of the 74,213 shares of Common Stock, has the power to vote, or direct the vote, and the power to dispose of, or to direct the disposition of, such shares of Common Stock.    Each of the General Partner and Mr. Laifer, however, may be deemed to share voting and dispositive power over the 74,213 shares of Common Stock of the Issuer held directly by Wapiti.

(c)  Information regarding the purchases of shares of Common Stock of the Issuer, which were effected by Wapiti on the open market during the past sixty days, is set forth on Schedule 1 attached hereto.

(d)  Other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information provided in response to Item 2 (a)–(c) above is hereby incorporated herein by reference.

Item 7.

Material to be Filed as Exhibits

The Joint Filing Agreement, dated as of June 13, 2011, by and among Wapiti, the General Partner and Mr. Laifer is attached hereto as Exhibit A.

[Signature Page Follows.]

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 13, 2011

WAPITI CAPITAL PARTNERS, L.P.

By:

  Wapiti Capital Investment Management, LLC, its General Partner

By:  /s/ Lance Laifer

      Lance Laifer, Managing Member

WAPITI CAPITAL INVESTMENT MANAGEMENT, LLC

By:  /s/ Lance Laifer

     Lance Laifer, Managing Member

/s/ Lance Laifer

Lance Laifer

8

Schedule 1

Date	Quantity	Price ($)
6/10/2011	746	$4.76
6/10/2011	500	$4.75
6/10/2011	500	$4.76
6/9/11	141	$4.69
6/9/11	500	$4.81
6/9/11	100	$4.95
6/8/11	500	$5.06
6/6/11	500	$4.99
6/6/11	100	$5.00
6/6/11	200	$5.39
6/6/11	300	$5.15
6/6/11	500	$4.92
6/2/11	200	$3.98
6/2/11	251	$4.00
6/2/11	6,549	$4.00
6/2/11	500	$3.97
6/2/11	500	$4.05
6/2/11	500	$4.43
6/2/11	2,000	$4.55
6/2/11	941	$4.52
6/1/11	300	$3.79
6/1/11	200	$3.82
6/1/11	300	$3.82
6/1/11	500	$3.85

Exhibit A

JOINT FILING AGREEMENT

This confirms the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $.01 per share, of Meade Instruments Corp., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated as of June 13, 2011

WAPITI CAPITAL PARTNERS, L.P.

By:  Wapiti Capital Investment Management, LLC, its General Partner

By:  /s/ Lance Laifer

      Lance Laifer, Managing Member

WAPITI CAPITAL INVESTMENT MANAGEMENT, LLC

By:  /s/ Lance Laifer

     Lance Laifer, Managing Member

/s/ Lance Laifer

Lance Laifer